WESTERN FOREST PRODUCTS INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Western Forest Products Inc.
3rd Floor, 435 Trunk Road
Duncan, British Columbia
V9L 2P9

Item 2 Date of Material Change

June 8, 2005

Item 3 News Release

The news release was disseminated in Vancouver via Canada Newswire on June 8, 2005.

Item 4 Summary of Material Change

Western Forest announced on June 8, 2005, that it will be taking down-time at certain operations during the summer, and also deferring payment of 50% of the interest due on its 15% secured bonds as it is permitted to do, in a measured response to maintain liquidity.

Item 5 Full Description of Material Change

Western Forest announced on June 8, 2005, that it will be taking down-time at certain operations during the summer, and also deferring payment of 50% of the interest due on its 15% secured bonds as it is permitted to do, in a measured response to maintain liquidity.

Operations Down-Time

In response to lower than expected sales and to reduce the amount of cash tied up in log and lumber inventories the Company will be taking down-time at both its logging and sawmilling operations over the summer. Logging operations will be curtailed starting at various dates in July and all will be idle through to the end of August. Critical road and bridge building programs may continue throughout this period.

The Duke Point sawmill will take down-time from June 30 to August 2 to coincide with the installation of new equipment. The Ladysmith sawmill will take down-time from July 18 to August 15, the Saltair sawmill from July 4 to August 2, and the Cowichan Bay sawmill from August 8 to September 2. The Nanaimo sawmill will continue to operate on two shifts with the Silvertree mill continuing on one shift.

Taking the down-time should enable the Company to reduce its log and lumber inventories by approximately $40-$50 million.

In addition to the above, the Company has rescheduled the annual Squamish pulp mill maintenance shutdown to mid-August. This will allow the Company to spread out the timing of significant cash expenditures.

US$221 Million Secured Bond Interest Deferral

The Company will defer payment of 50% of the interest due on June 30 as permitted under the terms of the bond indenture. The unpaid interest amounting to approximately Canadian $10.3 million carries interest at 15% and can be repaid at anytime during the bonds’ life, and in any event no later than July 28, 2009.

Taking the down-time along with the deferral of 50% of the interest payment are prudent measures that allow the Company to better manage and preserve its liquidity so that the Company can continue to work on its long–term strategy of improving the overall business fundamentals.

This report contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “intend”, “believes” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Item 6 Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer of Western Forest is knowledgeable about the material change and may be contacted respecting the change:

Paul Ireland
Chief Financial Officer
250-715-2209

Item 9 Date of Report

June 17, 2005.

WESTERN FOREST PRODUCTS INC.

By: / s / Paul Ireland
Name: Paul Ireland
Title: Chief Financial Officer